Exhibit 99.1

OceanaGold Announces Additional High-Grade Drill Results at Haile

VANCOUVER, BC, May 12, 2026 /CNW/ - OceanaGold Corporation (TSX: OGC) (NYSE: OGC) ("OceanaGold" or the "Company") is pleased to announce high-grade results from its ongoing exploration and resource conversion drilling program at the Haile Gold Mine ("Haile") in the United States.

Drilling Highlights (core length):

Horseshoe Underground (conversion and extension drilling):

  15.5 m @ 30.64 g/t Au (UGD0121)
  30.5 m @ 13.86 g/t Au (UGD0113)
  22.5 m @ 13.42 g/t Au (UGD0122)
  18.4 m @ 9.62 g/t Au (UGD0119)
  21.9 m @ 6.48 g/t Au including 3.7 m @ 23.55 g/t Au (UGD0120)
  26.3 m @ 3.41 g/t Au and 44.3 m @ 3.72 g/t Au (UGD0107)

Ledbetter Underground (conversion drilling):

  27.9 m @ 8.60 g/t Au (DDH1313)
  27.9 m @ 4.16 g/t Au (DDH1319)
  18.4 m @ 3.68 g/t Au (DDH1317)
  13.0 m @ 2.25 g/t Au and 17.1 m @ 8.20 g/t Au (DDH1283)
  2.6 m @ 9.63 g/t Au and 3.3 m @ 40.45 g/t Au (DDH1315)

Clydesdale (initial drilling):

  14.5 m @ 15.81 g/t Au including 4.5 m @ 41.6 g/t Au (DDH1305)

Gerard Bond, President and CEO of OceanaGold, said "Our ongoing exploration success at Haile continues to demonstrate our ability to add tremendous value through the drill bit. At Horseshoe, recent drilling points to reserve growth potential near existing infrastructure, with mineralization still open in multiple directions. Results from Ledbetter are strengthening confidence in down-plunge resource conversion, and a new significant high-grade intercept at Clydesdale confirms its potential as an emerging target area. As development of the Palomino decline progresses, we look forward to advancing these opportunities with further drilling from underground in the near term."

 Drill results can be viewed in 3D using VRIFY at the following link:

https://vrify.com/meetings/recordings/3777660f-584a-43cb-82cc-c8fc9e773b08

VRIFY note: Drill results reflect only those set forth in OceanaGold's press release dated May 12, 2026, and do not include all historical drill results except those relevant to the current targets in this release.

Figure 1: Plan view map showing new drillhole locations. (CNW Group/OceanaGold Corporation)

Horseshoe Underground

The Horseshoe Underground has defined Mineral Reserves (see news release dated February 18, 2026) as well as three discrete zones of mineralization to the southwest (Horseshoe extensions), known as the upper (surface to 900mRL), middle (900mRl to 730mRL) and lower (below 730mRL) zones. Notably, all three of these zones are near both existing and planned underground development infrastructure. Success from the 2025 exploration program added Inferred Mineral Resources to the upper zone for the first time, while also expanding the Inferred Mineral Resources in the middle and lower zones. On the main Horseshoe orebody, the 2025 resource estimate resulted in conversion of Inferred to Indicated Mineral Resources in the lower mineralized zones. The 2026 drill program focuses on both resource conversion and extension of the main Horseshoe orebody and the three zones at Horseshoe extensions.

At Horseshoe extensions (Figure 1), drilling totalling 14 holes for 4,372 m has targeted both conversion and extension opportunities. In the upper zone, the results of two holes - 15.5 m @ 30.64 g/t Au (UGD0121) and 18.4 m @ 9.62 g/t Au (UGD0119), confirm the continuity of the mineralization. Results from two extension holes in the upper zone - 21.9 m @ 6.48 g/t Au including 3.7 m @ 23.55 g/t Au (UGD0120) and 22.5 m @ 13.42 g/t Au (UGD0122), support expansion of the known mineralization in the area (Figure 2).

Significant results between the middle and lower zones include 25.8 m @ 3.63 g/t Au (UGD0126) and 16.4 m @ 4.11 g/t Au (UGD0104), extending known mineralization to the west (Figure 2). Extensional drilling at the bottom of the lower zone returned 26.3 m @ 3.41 g/t Au and 44.3 m @ 3.72 g/t (UGD0107), adding mineralization at depth outside of the known resource. The lower zone remains open in multiple directions with additional follow-up drilling planned in this area (Figure 2).

Since the last resource estimate, conversion drilling totalling 1,258 m in 4 holes has continued to target conversion of Inferred Mineral Resources in the lower levels of the main Horseshoe orebody (Figure 2). Notable intercepts include: 12.2 m @ 24.14 g/t Au (UGD0112); and 30.5 m @ 13.86 g/t Au (UGD0113). These results are in-line with the resource model and are expected to be included the next reserve update.

Figure 2: Schematic long section (looking northwest) showing Horseshoe mineralization with recent significant intercepts highlighted. (CNW Group/OceanaGold Corporation)

Ledbetter Underground

The Company announced in February 2026 a change in the mining method for the final pit phase of Ledbetter to an underground mining mine. This has expanded the exploration opportunity at Ledbetter, as mineralization outside the prior pit shell is now potentially economic.

In 2025, the Company began a drill program targeting known mineralization with the goal of converting Inferred Mineral Resources and increasing confidence down plunge of the existing reserve in an area referred to as Lobe 3. Eight holes have been drilled since the Company's news release dated September 11, 2025, with new drilling totalling 4,306 m. The highlight of the Ledbetter drilling is 27.9 m @ 4.16 g/t Au (DDH1319) in Lobe 3, which has infilled a gap in known resources, demonstrating continuity of high-grade mineralization. To the northeast, holes DDH1315 and DDH1317 targeted the conversion of Inferred Mineral Resources and returned higher grades than the model predicted, including a result of 18.44 m @ 3.68 g/t Au (DDH1317) (Figure 3).

Figure 3: Plan view level section showing Ledbetter underground mineralization with recent significant intercepts highlighted. (CNW Group/OceanaGold Corporation)

Advanced Drilling Targets – Clydesdale & Pisces

The Clydesdale target is located 100 m northwest of Palomino and approximately 300 m stratigraphically lower at approximately 800 m below surface. Drilling continues at Clydesdale with early-stage exploration results now reporting a second mineralized intercept showing good width and grade of 14.5 m @ 15.81 g/t Au (DDH1305) (refer to VRIFY). The Company has now defined two mineralized intercepts in this area (DDH1282, 6.2 m @ 4.11 g/t Au, previously reported), with additional drilling ongoing to further define the potential of this new mineralized zone.

The Pisces target is located along the corridor between the Horseshoe and Palomino deposits at approximately 550 m below surface and close to existing and planned underground infrastructure. Drilling at Pisces is ongoing, with ~6,500 m planned. The work is focused on further understanding the distribution of the high-grade mineralization in the area.

2026 Exploration Program

There are approximately 34,500 m of drilling planned at Haile for 2026 from both surface and underground. Drilling will continue to focus on resource conversion at Horseshoe Underground, including targeting expansions of the upper, middle and lower zones to the southwest. At Ledbetter Underground, drilling will continue to infill and test extensions to Lobe 3. Clydesdale and Pisces drilling will also continue from surface through the year, with the ability to accelerate the program once the Palomino decline is in place, providing access to new drill locations at shorter distances. Results from recent drilling and ongoing refinement of the geologic model have resulted in a better understanding on the structural controls on mineralization, allowing for the systematic generation of targets to be explored in the coming years.

Table 1: Haile drill intersections subsequent to the news release dated September 11, 2025, results update.

Drill Hole ID	From (m)	To (m)	Interval (m)*	Au (g/t)	Target	Activity
UGD0104	294.7	311.1	16.4	4.11	Horseshoe	Extension
UGD0107	266.4	292.7	26.3	3.41	Horseshoe	Extension
And	305.6	349.9	44.3	3.72	Horseshoe	Extension
UGD0108	NSR				Horseshoe	Extension
UGD0112	217.9	238.7	20.8	2.06	Horseshoe	Conversion
And	244.6	256.8	12.2	24.14	Horseshoe	Conversion
UGD0113	243.2	273.7	30.5	13.86	Horseshoe	Conversion
UGD0114	267.7	277.9	10.2	1.59	Horseshoe	Conversion
UGD0115	NSR				Horseshoe	Conversion
UGD0116	251.6	256.2	4.6	3.20	Horseshoe	Extension
UGD0117	NSR				Horseshoe	Extension
UGD0118	233.6	241.3	7.7	1.95	Horseshoe	Extension
UGD0119	151.6	170.1	18.4	9.62	Horseshoe	Extension
UGD0120	164.2	186.1	21.9	6.48	Horseshoe	Extension
Including	172.8	176.5	3.7	23.55	Horseshoe	Extension
UGD0121	185.4	201.9	15.5	30.64	Horseshoe	Extension
UGD0122	197.5	220.0	22.5	13.42	Horseshoe	Extension
UGD0123	NSR				Horseshoe	Extension
UGD0124	NSR				Horseshoe	Extension
UGD0125	NSR				Horseshoe	Extension
UGD0126	308.0	333.8	25.8	3.63	Horseshoe	Extension
Including	325.6	326.4	0.9	42.30	Horseshoe	Extension
DDH1305	797.0	811.5	14.5	15.81	Clydesdale	Initial Drilling
Including	797.0	801.4	4.5	41.60	Clydesdale	Initial Drilling
DDH1318	NSR				Clydesdale	Initial Drilling
DDH1283	466.5	479.5	13.0	2.25	Ledbetter 04	Conversion
And	494.5	511.6	17.1	8.20	Ledbetter 04	Conversion
Including	502.5	506.8	4.3	16.24	Ledbetter 04	Conversion
DDH1309	NSR				Ledbetter 04	Conversion
DDH1311	485.9	491.8	5.9	3.66	Ledbetter 04	Conversion
DDH1312			NSR		Ledbetter 04	Conversion
DDH1313	486.6	514.5	27.9	8.60	Ledbetter 04	Conversion
Including	486.6	490.8	4.2	23.11	Ledbetter 04	Conversion
Including	508.9	511.5	2.6	15.67	Ledbetter 04	Conversion
DDH1315	489.0	491.6	2.6	9.63	Ledbetter 04	Conversion
And	498.1	501.4	3.3	40.45	Ledbetter 04	Conversion
Including	498.1	499.9	1.8	73.70	Ledbetter 04	Conversion
DDH1317	489.5	508.0	18.4	3.68	Ledbetter 04	Conversion
DDH1319	456.1	484.0	27.9	4.16	Ledbetter 04	Conversion
DDH1295	NSR				Pisces	Extension
DDH1298	NSR				Pisces	Extension
UGD0109	NSR				Pisces	Extension
UGD0110	NSR				Pisces	Extension
UGD0111	NSR				Pisces	Extension
DDH1307	NSR				Pisces	Extension
DDH1316	656.1	672.5	16.4	2.68	Pisces	Extension

*Notes: Intervals are down hole core length, true widths have not been determined. "Initial Drilling" intercepts are associated with early-stage exploration drilling, "Extension" drilling intercepts are intercepts outside the current resource model shell directed at defining mineralization to an Inferred Mineral Resource category and "Conversion" drilling intercepts are intercepts converting Inferred Mineral Resources to Indicated Mineral Resources category. NSR = No Significant Result.

For further information relating to drill hole data, please refer to the Company's website at https://oceanagold.com/operations/additional-drillhole-data.

About OceanaGold

OceanaGold is a global intermediate gold and copper producer committed to safely and responsibly maximizing the generation of Free Cash Flow from our operations and delivering strong returns for our shareholders. We have a portfolio of four operating mines: the wholly-owned Haile Gold Mine in the United States of America; the wholly-owned Macraes and Waihi operations in New Zealand; and the 80%-owned Didipio Mine in the Philippines.

For further information please contact:

Investor Relations:

Rebecca Henare, VP, Investor Relations
Tel: +1 604-678-4095
ir@oceanagold.com

Valerie Burns, Manager, Investor Relations
Tel: +1 604-235-0742
ir@oceanagold.com

Media Relations:

Louise Burgess, VP, Communications
Tel: +1 604-403-2019
media@oceanagold.com

Qualified Person Statement

The scientific and technical information in this press release has been reviewed and approved by Mr. Keenan Jennings, a qualified person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators ("NI 43-101"). Mr. Jennings is the EVP, Chief Exploration Officer of OceanaGold.

Quality Assurance and Quality Control ("QA/QC")

From July 2017 to 2025, almost all Haile exploration core samples have been prepared at the ALS lab in Tucson, Arizona, and analyzed at the ALS lab in Reno, Nevada, each of which is independent from OceanaGold. Select resource conversion core samples were also prepared and analyzed at the SGS lab in Kershaw, South Carolina in 2025, which is also independent from OceanaGold, with confirmation pulp duplicates sent to the ALS lab in Reno, Nevada. Samples are pulverized from a 250g (ALS) or 450g (SGS) sample to 85% passing 75 mesh. Approximately 225g of pulp sample is used for fire assay. Assays are based on a 30g fire assay aliquot for gold with Atomic Absorption finish. If the gold value from Atomic Absorption is >10g/t, an additional 30g of pulp sample is fire assayed for gold using a gravimetric finish.

Some holes are composited and analyzed for carbon, sulphur and multi-elements using LECO and ICP-OES methods. Both ALS and SGS labs used for OceanaGold samples are ISO 17025 certified.

Blanks and standards are each inserted every 20th sample. Precision and accuracy of certified reference materials ("CRMs") compared to expected values have been consistently within 5% RSD and often within 3%. Barren marble and sand are inserted as blanks every 20th sample. CRMs from RockLabs and OREAS are inserted every 20th sample (5%). All blanks and CRMs are handled by the OceanaGold Geology Team and are stored in the locked OceanaGold office.

All drill hole samples are handled and transported from the drill rigs to the secured Haile Exploration warehouse by OceanaGold personnel or contractors. Access to the property is controlled by locked doors and cameras monitored by OceanaGold security. The main gate requires an electronic employee badge to enter. Samples are packaged at the Haile Exploration warehouse by OceanaGold geologists and geotechnicians. Samples are trucked in sealed plastic barrels by certified couriers with submittal forms that are verified during sample pick-up and delivery to ALS. No sample shipments have been recorded as missing or tampered with.

Technical Report

For further information, please refer to the following NI 43-101 technical report available on the SEDAR+ website at www.sedarplus.ca under the Company's profile or on the Company's website at www.oceanagold.com: "NI 43-101 Technical Report Haile Gold Mine Lancaster County, South Carolina" dated March 27, 2026, with an effective date of December 31, 2025 prepared by D. Carr, Group Head of Metallurgy, G. Hollett, Group Head of Mining Engineering, B. Drury, Underground Engineering Superintendent, J. Moore, Group Head of Resource Development and D. Corley, Principal Resource Development Geologist (OceanaGold), L. Standridge and R. Cook (Call and Nicholas, Inc.), J Newton Janney-Moore and W.L. Kingston (NewFields Mining Design & Technical Services, LLC) and B. Miller (SRK Consulting (U.S.), Inc.). Each of Messrs. Carr, Hollett, Moore and Corley and Ms. Drury is an employee of OceanaGold.

Cautionary Statement for Public Release

This news release contains certain "forward-looking statements" and "forward-looking information" (collectively, "forward-looking statements") within the meaning of applicable Canadian and United States securities laws which may include, but are not limited to, statements with respect to: the future exploration activities at Haile and the anticipated benefits therefor; anticipated exploration results and developments at Haile in future periods; the estimation, realization and classification of Mineral Reserves and Mineral Resources at Haile; the potential for Mineral Reserves growth at Horseshoe, Mineral Resources conversion at Ledbetter and Clydesdale as an emerging target area; anticipated advancement of exploration opportunities with further drilling as development of the Palomino decline progresses; anticipated expansion of the exploration opportunity at Ledbetter; estimates of exploration expenditures; timing of the development of new deposits; the timing, cost and outcome of exploration activities; timing and focus of the 2026 exploration and drilling programs at Haile; and geotechnical and operational conditions. All statements in this news release that address events or developments that the Company expects to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "may", "plans", "expects", "projects", "is expected", "scheduled", "potential", "estimates", "forecasts", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases, or may be identified by statements to the effect that certain actions, events or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks include, among others: the risk of not achieving the Company's production estimates, forecasts or 2026 Guidance; inaccuracy of Mineral Reserves, Mineral Resources and operating and capital cost estimates; the actual results of current and future production, development and/or exploration activities; possible variations of ore grade, metallurgy or recovery rates; changes in mine plans, project parameters or assumptions as plans continue to be refined; delays in, or inability to complete, development or construction or expansion activities or to re-commence or sustain operations as planned; failures or underperformance of plant, equipment, infrastructure or processes; geotechnical risks or events, including open pit wall stability, crown pillar failure, land subsidence and tailings dam failures; scarcity in and disruption of global supply chain and/or increases in prices, including as a result of international conflicts, such as the recent U.S.-Iran conflict; challenges associated with effective water management; environmental, health and safety and climate-related risks; risks related to community acceptance, stakeholder engagement and social licence to operate; competition for mineral properties and other growth opportunities; legal and regulatory challenges to current and future permits, certifications, approvals or licences; adverse judicial, regulatory or governmental decisions; delays in, or inability to obtain, financing or governmental approvals on acceptable terms; changes in laws, regulations, taxation regimes, regulated accounting standards or their interpretation or application; the risks associated with operating in foreign jurisdictions, including political instability, changes in policy or law, civil unrest or conflict; fluctuations in the prices of gold, copper and silver; general business, economic and market conditions (including changes in global, national or regional financial, credit, currency or securities markets); changes or developments in global, national or regional political and social conditions; fluctuations in foreign exchange rates, including the value of the U.S. dollar relative to the Canadian dollar, the New Zealand dollar or the Philippine peso; trade policies and tensions, including tariffs; inflationary pressure; labour availability, retention and turnover; accidents, labour disputes and other operational risks of the mining industry; limitations of insurance coverage or uninsured risks; the conclusions of economic evaluations, studies and models; information technology, artificial intelligence and cybersecurity risks; and those other factors identified and described in more detail in the section entitled "Risk Factors" contained in the Company's most recent Annual Information Form and the Company's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which are available under the Company's profile on SEDAR+ at sedarplus.ca and sec.gov, respectively, and on the Company's website at oceanagold.com. The list is not exhaustive of the factors that may affect the Company's forward-looking statements.

The Company's forward-looking statements are based on the applicable assumptions and factors Management considers reasonable as of the date hereof, based on the information available to Management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to the Company's ability to carry on current and future operations, including: exploration and development activities; the timing, extent, duration and economic viability of such operations; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Company's ability to meet or achieve Guidance, estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold, copper and silver; foreign exchange rates; taxation levels; the timely receipt of necessary permits, certifications, approvals or licences; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

The Company's forward-looking statements are based on the opinions and estimates of Management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. The Company does not assume any obligation to update forward-looking statements if circumstances or Management's beliefs, expectations or opinions should change other than as required by applicable laws. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities the Company will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

Cautionary Statements for United States Readers

The scientific and technical disclosure in this news release was prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"), which differs from the scientific and technical disclosure requirements of the SEC that are applicable to domestic United States reporting companies. Any Mineral Reserves and Mineral Resources reported by the Company in accordance with NI 43-101 may not qualify as such under SEC standards, including Subpart 1300 of Regulation S-K under the United States Exchange Act of 1934, as amended. Accordingly, Mineral Resources and Mineral Reserves information and other scientific and technical information contained or referenced in this news release may not be comparable to similar scientific and technical information disclosed by United States public companies subject to the reporting and technical disclosure requirements of the SEC. Historical results or feasibility models presented herein are not guarantees or expectations of future performance. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty of measured, indicated or inferred mineral resources, these mineral resources may never be upgraded to proven and probable mineral reserves. Investors are cautioned not to assume that any part of mineral deposits in these categories will ever be converted into reserves or recovered. In addition, United States investors are cautioned not to assume that any part or all of the Company's measured, indicated or inferred mineral resources constitute or will be converted into mineral reserves or are or will be economically or legally mineable without additional work.

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SOURCE OceanaGold Corporation

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%CIK: 0001487326

CO: OceanaGold Corporation

CNW 07:00e 12-MAY-26